June 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed May 5, 2017

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), and as discussed with the staff we hereby transmit this letter in response of proposed responses to the written comments one through three of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 17, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2017 (File No. 333-210933) (the “Registration Statement”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.

 Recent Developments, page 2

1.

Please reconcile the second sentence and the added third sentence of the fourth paragraph. If you have filed the required documents with the FDA regarding a second 501(k) clearance, it is unclear what “laboratory testing” remains to be done before FDA submission. Also (1) ensure that your disclosure regarding the status of your FDA submissions and remaining steps before you begin marketing your product is current and consistent throughout your document, including on pages 49 and 58, and (2) clarify in your prospectus the date of your most recent application for 510(k) clearance.

Response:

The Company will revise the fourth paragraph of the Registration Statement to remove the reference to laboratory testing and as such the fourth paragraph will now read as follows:

“On October 18, 2016, we announced that we have received a 510(k) clearance from the U.S. Food and Drug Administration for the software component of our Bioflux solution. Prior to roll-out, we will have to receive a 510(k) clearance on the hardware portion of our Bioflux solution, which was submitted on April

12, 2017 and  is expected to take from three to 12 months from the date of submission but can take longer. Since its submission, the Company has not received any communication from the FDA although it expects to receive an initial comment letter on or about July 12, 2017.”

Similarly the fourth paragraph on page 49 will be revised to read as follows:

“On October 18, 2016, we announced that we have received a 510(k) clearance from the U.S. Food and Drug Administration for the software component of our Bioflux solution. We do not expect to require further clearance from the FDA for the final software product delivered to us by CardioComm in December 2016 or for any further design changes, as all key components of the software critical for regulatory review have been submitted to the FDA Prior to roll-out, we will have to receive a 510(k) clearance on the hardware portion of our Bioflux solution, which was submitted on April 12, 2017 and  is expected to take from three to 12 months from the date of submission, but can take longer. Since its submission, the Company has not received any communication from the FDA although it expects to receive an initial comment letter on or about July 12, 2017.”

And similarly the sixth paragraph on page 58 will be revised to read as follows:

“To obtain 510(k) clearance, Biotricity must submit a notification to the FDA demonstrating that its proposed device is substantially equivalent to a predicate device (i.e., a device that was in commercial distribution before May 28, 1976, a device that has been reclassified from Class III to Class I or Class II, or a 510(k)-cleared device). The FDA’s 510(k) clearance process generally takes from three to 12 months from the date the application is submitted but also can take significantly longer. If the FDA determines that the device or its intended use is not substantially equivalent to a predicate device, the device is automatically placed into Class III, requiring the submission of a PMA. Biotricity submitted a 510(k) notification to the FDA with respect to its custom software in June 2016. Biotricity will also need to receive a 510(k) clearance on the hardware portion of its Bioflux solution, which was submitted on April 12, 2017 and  is expected to take from three to 12 months from the date of submission but could take longer. Since its submission, the Company has not received any communication from the FDA although it expects to receive an initial comment letter on or about July 12, 2017.”

Intellectual Property, page 54

2.

Please tell us why you deleted your disclosure in the second paragraph regarding the company excluded from the exclusivity granted by your software developer given your competition disclosure on page 53 regarding that company.

Response:

The Registration Statement will be revised to insert TZ Medical back into this the second paragraph will read as follows:

“We have acquired for the MCT market, a customized version of what we believe is the only FDA cleared ECG reporting software for use in MCT, from CardioComm Solutions Inc. The software is exclusive for the MCT market, except that CardioComm   may continue to work with its pre-existing relationships in respect to existing MCT Solutions, including TZ Medical, although we do not believe that any of such pre-existing relationships have incorporated CardioComm’s software in their hardware solutions at this time..  The exclusivity is indefinite unless earlier terminated in accordance with the terms of the agreement, including by CardioComm if we fail to remain current in the payment of applicable royalty fees. Now that CardioComm has delivered to us the final software, once we receive 510(k) clearance from the FDA, we will be required to pay a royalty fee equal to a $20.00 ECG cardio-scan fee, on a per patient and an as-collected basis, managed through the software, provided that the minimum annual royalty fee shall be $75,000 for the first year and $150,000 per annum thereafter.”

Manufacturing and Suppliers, page 60

3.

Please reconcile your disclosure in the second paragraph with your disclosure on page 24 of your Form 10-K for the fiscal year ended December 31, 2016, which identifies a manufacturer that you “have started working with for contract manufacturing.” Also, provide us your analysis of whether any agreements with the manufacturer should be filed as exhibits to your registration statement.

Response:

The Registration Statement will be revised to identify Providence Enterprises as the manufacturer that the Company has started working with. The Company will include included the following on page 60 of the Registration Statement with respect to Providence:

“We are still evaluating our manufacturing strategy and goals but have identified a third-party manufacturer, Providence Enterprises, which is an FDA qualified manufacturer who we have started working with for contract manufacturing. Despite having a working relationship with Providence, we intend to continue to develop other efficient, automated, low-cost manufacturing capabilities and options to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our products, especially at the low-cost levels we require to absorb the cost of free distribution of our products pursuant to our proposed business plan.”

With respect to the staff’s comment regarding an analysis of whether any agreements with the manufacturer should be filed as exhibit, please note that the Company has advised us that it does not have a contract with Providence or any obligation to use them and that the Company enters into purchase orders for each manufacturing request as it  would with other vendors. The Company has further advised us that total amount of the purchase orders with Providence is approximately $13,000, and entering into a purchase order of this type is a typical part of the Company’s business.  Accordingly, the Company, believes that the purchase order is an agreement made in the ordinary course of the Company’s business, is not a material agreement and as such under Item 601 of Regulation SK, does not have to be filed as an exhibit.

 * * * * *

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ David Manno

David B. Manno

cc:

Biotricity Inc.

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